geneType

Genetic based preventative health platform

# Personalised, Precision medicine.



ASX:GTG
NASDAQ: GENE
Investor Presentation
October 2020



geneType
Test kit
breast cancer
colorectal cancer
Type 2 diabetes
CVD (IDH & AF)
Prostate cancer
melanoma
covid 19

Coming soon

Genetic Technologies

**Approved by the Board of Directors**

Genetic Technologies Limited
60-66 Hanover Street Fitzroy, 3065 Australia
T: +61 3 8412 7000

# Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Genetic Technologies and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Genetic Technologies' control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Genetic Technologies' current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Genetic Technologies has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Genetic Technologies. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

# Genetic Technologies - Leader in Genomics

Genetic Technologies

- **Over a decade developing polygenic risk scores** - for major oncological, metabolic and degenerative diseases
- **Strong scientific leadership under Dr Richard Allman** – a pioneer in the development of polygenic risk scores
- **Delivering better outcomes** - at a lower cost to the patient and the medical system
- **Dual listed** - ASX (GTG) and Nasdaq (GENE)

**Academic collaborations with some of the most prestigious academic institutions in the world**

1884
Memorial Sloan Kettering Cancer Center™

UNIVERSITY OF CAMBRIDGE

THE UNIVERSITY OF MELBOURNE

tgen®

**In 2020 we will offer the most comprehensive suite of polygenic risk assessment tests on the market**

# Background to Genomics - The Human Genome Project

- In 2003 scientists mapped the human genome – the three-billion-plus base pairs of DNA that create a living person
- Significant advances in genomics are influencing the way physicians practice medicine in the 21st century



RISK PREDICTION RESEARCH
1
2
6
10
17
25
47
58
81
124
216
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

**Polygenic predictors are now being used to identify individuals at risk of common complex diseases**

# Our Platform - Polygenic Risk Score (PRS)

Genetic Technologies

- Most common complex diseases are a result of many genes acting in concert
- Our tests predicts a patient's risk of developing a specific disease by analysing DNA variants across a genome
- Large genome-wide association study (GWAS) datasets are used to identify the specific variants (SNPs)
- Polygenic risk is then determined by a mathematical algorithm indentifying risk from each of these variants
- **We are able to identify people with five times the average disease risk as well as people with as little as 0.2 or one fifth the average disease risk**


AVERAGE RISK
216
FREQUENCY
RELATIVE RISK
X 0.2
RELATIVE RISK
X 5.0
POLYGENIC RISK

ecancer.org, SABCS 2018, "Polygenic risk scores for breast cancer: ready or not?"

**Polygenic predictors are now being used to identify individuals at risk of common complex diseases**

# PRS and Risk Stratification

## BREAST CANCER -
WOMEN WITH FAMILY HISTORY



<20
20-40
40-60
60-80
80+
HIGH RISK
LOW RISK
0.30
0.25
0.20
0.15
0.10
0.05
0.00
20 25 30 35 40 45 50 55 60 65 70 75
AGE - YEARS

Mavaddat et al. (2015) JNCI

## COLORECTAL CANCER -
PEOPLE WITH FAMILY HISTORY



CUMULATIVE RISK OF CRC
30%
25%
20%
15%
10%
5%
0%
2 FIRST DEGREE RELATIVES WITH CRC
HIGHEST QUINTILE SNP RISK
AVERAGE SNP RISK
LOWEST QUINTILE SNP RISK
HIGHEST QUINTILE SNP RISK
AVERAGE SNP RISK
LOWEST QUINTILE SNP RISK
NO FAMILY HISTORY
30 35 40 45 50 55 60 65 70 75 80
AGE - YEARS

Jenkins et al. (2019) Familial Cancer

**Introducing PRS to detect high risk groups and deliver better medical outcomes**

# Differences between PRS & Genetic Testing

- Current genetic testing only captures hereditary forms of the disease (e.g. inherited cancer risk representing 5-15% of all Breast Cancer (BC)
- PRS captures sporadic (non-inherited) disease - the most common form of all diseases (representing 85-90% of all cancers)
- Allows for the implementation of preventative, personalised, precise medical strategies





**GeneType tests evaluate the risk of developing common complex diseases even without family history**

# GeneType for Breast Cancer


Test kit
geneType
A personalised
breast cancer
risk assessment test
GeneType for
breast
cancer
Exempt human
specimen



# GeneType for Breast Cancer

- 1 in 8 women will develop breast cancer in their lifetime
- It is the number 1 cancer in Australia with 3000 deaths per year and 20,000 diagnosed this year alone
- 85% of women with breast cancer have no family history (sporadic)



DIAGNOSIS OF BREAST CANCER IN PERSONS, AUSTRALIA 2020
NUMBER OF NEW CASES
25,000
20,000
15,000
10,000
5,000
0
Breast Cancer
Prostate Cancer
Skin Melanoma
CR Cancer
Lung Cancer
Non-Hodgkin Lymphoma
Kidney Cancer
Pancreatic Cancer
Thyroid Cancer
Uterine Cancer



BREAST CANCER
BRCA VARIANT* (INHERITED)
NO BRCA VARIANT* (FAMILIAL)
5%
10%
85%
NO FAMILY HISTORY (SPORADIC)

- Only 5% of women with breast cancer have a pathogenic variant, such as BRCA
- 10% have a family history but no high-penetrance mutation, such as BRCA

**GeneType's technology covers 95% of women**

# Screening compliance & breast density risks

## UP-TO-DATE MAMMOGRAM


37%
NON-COMPLIANT
63%
COMPLIANT

Over 1/3 of women are
not screened

## BREAST DENSITY


43%
DENSE BREAST TISSUE
57%

Nearly half of all women have a
significant risk factor - dense breast tissue

Haber et al 2012
.

American Cancer Society. Breast Cancer Facts & Figures 2019-2020. Atlanta: American Cancer Society, Inc. 2019.

Kerlikowski et al 2015

# GeneType Age Coverage

Genetic Technologies

- Current Government screening starts at 50 years of age
- Over 20% of women under the age of 50 are diagnosed with breast cancer

DIAGNOSIS OF BREAST CANCER IN PERSONS BY AGE AT DIAGNOSIS, AUSTRALIA 2020


NUMBER OF CASES
3000
2500
2000
1500
1000
500
0
0
0
0
1
4
79
255
580
1,070
1,969
2,215
2,139
2,532
2,816
2,782
1,742
931
1,053
0-4
5-9
10-14
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80-84
85+
AGE - YEARS

**GeneType test covers women from 35 years of age**

# GeneType test for Breast Cancer


Test kit
geneType
A personalised
breast cancer
risk assessment test
GeneType for
breast
cancer
Exempt human
specimen

- First-to-market
- Clinically validated
- Covers up to 85% of all breast cancers
- Simple cheek swab
- Clinically actionable results with a 5 year and lifetime risk assessment
- Validated for use in Caucasion women over 35

**GeneType accurately predicts risk of disease by combining PRS + family history + mammography data**

# Better Medical Outcomes

Genetic Technologies

- Better compliance with screening
- Enhanced surveillance of high-risk women
- Up to 48% of interval cancers would be detected by stratified screening based on risk
- Lifestyle interventions: Cessation of smoking, lowering BMI, increase activity
- 5-year survival rate significantly improves with early detection
- Preventive Medication Selective estrogen receptor modulators (SERMs), or aromatase inhibitors (AIs)

# Better Financial Outcomes

Genetic Technologies

**Early diagnosis means lower cost burden & better outcomes**

- STAGE 1 ........ $55,000
- STAGE 2 ........ $100,000
- STAGE 3 + STAGE 4 ........ $150,000+

geneType

# GeneType for Colorectal Cancer

Genetic Technologies


Test kit
geneType
A personalised
colorectal cancer
risk assessment test
GeneType for
colorectal
cancer
Exempt human
specimen



# Colorectal Cancer

- 1 in 11 men and 1 in 16 women will contract colorectal cancer in their lifetime
- Second deadliest cancer-responsible for an average 100 deaths per week in Australia
- Current screening begins at 50 with approximately 10% developing the cancer earlier

- Over 33% of the population is non-compliant with testing
- More than 50% of colorectal cancer is first identified in late stage
- 5-year mortality rate of 31%



DIAGNOSIS OF COLORECTAL CANCER IN PERSONS, AUSTRALIA 2020
NUMBER OF NEW CASES
25,000
20,000
15,000
10,000
5,000
0
Breast Cancer
Prostate Cancer
Skin Melanoma
CR Cancer
Lung Cancer
Non-Hodgkin Lymphoma
Kidney Cancer
Pancreatic Cancer
Thyroid Cancer
Uterine Cancer

# GeneType for Colorectal Cancer

Genetic Technologies

- Covers 95% of colorectal cancer
- Improved screening compliance with an easy to use test
- Examines risk in individuals before they are eligible for routine screening


Test kit
geneType
A personalised
colorectal cancer
risk assessment test
GeneType for
colorectal
cancer
Exempt human
specimen

- Simple cheek swab
- Clinically actionable results with a 5-year, 10-year and lifetime risk
- Validated for use in Caucasian men and women over 30

https://www.canceraustralia.gov.au/affected-cancer/cancer-types/bowel-cancer/statistics

**GeneType predicts the risk of disease by combining PRS + family history + age**

# Better Medical Outcomes

Genetic Technologies

### BOWEL CANCER STAGE OF DISTRIBUTION

| | NBCSP* SCREENED | UNSCREENED |
|---|---|---|
| STAGE 1 | **43%** | **17%** |
| STAGE 2 | **27%** | **37%** |
| STAGE 3 | **27%** | **29%** |
| STAGE 4 | **3%** | **18%** |

### 5-YEAR SURVIVAL RATES

| | ESTIMATES |
|---|---|
| STAGE 1 | **87%** |
| STAGE 2 | **81%** |
| STAGE 3 | **64%** |
| STAGE 4 | **16%** |

- Earlier screening leads to greater detection of Stage 1 cancers.
- Targeted screening leads to significantly higher survival rates.

*National Bowel Cancer Screening Program

https://www.cancervic.org.au/about/media-releases/2010-media-releases/june-2010-media/bowel-treatment-costs.html

**Risk stratification enables personalised screening and improved outcomes**

# Better Channelling of Resources

**Resources targeted to those at a higher risk of developing colorectal cancer**

**Screening**

More frequent & potentially earlier screening
Colonoscopy for high-risk

**Preventive Medication**

Low-dose aspirin (100-300 mg/day)

**Lifestyle**

Weight management, alcohol consumption, physical activity, smoking cessation

# Better Financial Outcomes

- Bowel cancer treatment costs have soared by over $50K per advanced case

**BOWEL CANCER COST INCREASE**

| | CURRENT ESTIMATES | PREVIOUS ESTIMATES (1999 COSTS) | INCREASE |
|---|---|---|---|
| STAGE 1 | $30,890 | $17,148 | 46% |
| STAGE 2 | $47,534 | $33,364 | 17% |
| STAGE 3 | $74,225 | $25,771 | 180% |
| STAGE 4 | $61,423 | $6,264 | 710% |

https://www.cancervic.org.au/about/media-releases/2010-media-releases/june-2010-media/bowel-treatment-costs.html

**Precision screening leads to earlier detection and lower treatment costs**

# Coming Soon

Genetic Technologies



Test kit
geneType
A personalized
prostate cancer
risk assessment test
GeneType for
Prostate cancer
Exempt human specimen

Prostate



Test kit
geneType
A personalized
Type 2 Diabetes
risk assessment test
GeneType for
Type 2 diabetes
Exempt human specimen

Type 2 Diabetes



Test kit
geneType
A personalized
CVD (IHD & AF)
risk assessment test
GeneType for
CVD
(IHD & AF)

Cardiovascular Disease



Test kit
geneType
A personalised
COVID-19 HOSPITALISATION
risk test
GeneType for
COVID-19 SDR
[serious disease risk]
Exempt human specimen

COVID-19 SDR



Test kit
geneType
A personalised
MELANOMA
risk assessment test
GeneType for
melanoma
Exempt human specimen

Melanoma

# COVID-19 SDR (Serious disease risk)

World first genetic risk test that predicts your risk of hospitalisation & life threatening complications


Test kit
geneType
A personalised
COVID-19 (SDR) HOSPITALISATION
risk test
GeneType for
COVID-19 SDR
[serious disease risk]
Exempt human specimen

## Genetype for COVID-19 SDR

- World first
- Combines genetic risk with clinical risk
- Up to 111% better at identifying risk than clinical risk models on their own*
- Simple oral swab test
- Allows for remote screening
- It's accurate and low cost*
- Designed to protect the vulnerable and first responders
- Has the potential to be an alternative to a one size fits all lockdown strategy
- Fully developed, currently undergoing technical validation in GTG's laboratory
- Expected to be market ready Q4 2020
- In discussion with US labs who are able to scale up & distribute to whole of USA**

* "An integrated clinical and genetic model for predicting risk of severe COVID-19" available at: https://www.medrxiv.org/content/10.1101/2020.09.30.20204453v1.full.pdf
** GTG anticipates the registration of an LDT COVID-19 severity test should take less than 45 days after validation (based on estimates received)

# Expansion/Growth Roadmap


GENETICS
RISK
Stratification
Disease
Prediction
Disease
Diagnosis/
recurrence
screening
Cell-Free DNA (cfDNA)
Circulating Tumor Cells (CTC)
Therapeutic
Genetically inspired
medical therapies
Lifestyle
Microbiome testing
and ancestry

# Product Development

Genetic Technologies

## Between 2010 - 2019

- Developed PRS Test Kits for BC (Breast Cancer) & CRC (Colorectal Cancer)
- 2 to 5 years per test to develop
- Average cost per test in excess of $2M AUD

## 2020 onwards

- Collaborate with world class medical groups such as MSK, University of Melbourne, T gen.
- Acquire or license best in class genomic risk stratification technology
- Offer germline testing for monogenic mutations in combination with PRS Testing
- Market /Commercialise
- Sales & Distribution
- Integrate into existing health systems
- Relationships with large, commercial genetic laboritories

# Expansion/Growth/Market Size


GENETIC TECHNOLOGIES
(Genetype)
ONCOLOGY
BC, CRC, PC, Melanoma
CVD
(Heart Disease)
IHD, AF
Metabolic Diseases
Diabetes
Mental Health
COVID-19 SDR
Pharmoco-genetics
Lifestyle
Ancestry /Microbiome

# SALES & DISTRIBUTION by Region

- Certified by US regulators **CLIA** to sell into the USA
- Certified by Australian regulators: **NATA**, to sell into the Australian market
- Looking to commence **CE** certification with the view of entering the European market with our novel genetic risk tests in 2021

# SALES & DISTRIBUTION by Method

- **CIT** (Consumer initiated testing and online sales and marketing platform with medical supervision) due for launching in Australia & the USA in Q4 2020
- **DTC** (Direct to consumer testing with no medical supervision) including ancestry and gut microbiome testing scheduled Q2 2021
- **BtoB** sales via the medical profession

# Corporate

Genetic Technologies

- Dual listed on ASX and the Nasdaq the worlds largest biotech exchange Listings In 2001 and 2005 respectively
- 600 shares on the ASX equate to 1 ADR (American Depository Receipts) in the USA which are interchangeable via custodian bank of Mellon with 70% of stock held in the USA
- 10 million ADR's with extremely low float
- Last 3 months average trade in USD $1.1m shares per day at USD $3.40 current ADR price and .008c on ASX
- Market cap of approximately AUD $70m
- Current mandate with HC Wainright as USA bankers
- Presented at JPMorgan biotech conference in January in San Francisco and HC Wainright virtual conference in July 2020
- Approximately AUD $18m cash with 24 months runway

# Our Board



**Dr. Jerzy "George" Muchnicki**
**MBBS**
Executive Director & Chief Executive Officer (Interim



**Dr. Lindsay Wakefield**
**MBBS**
Non-Executive Director



**Mr. Peter Rubinstein**
**BSc, BEc, LLB**
Chairman & Non-Executive Director



**Mr Nick Burrows**
**BSc, BEc, LLB**
B.Com, FAICD, FCA, FGIA, FTIA, F Fin
Non-Executive Director